UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Outpost Trading Company

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> January 30, 2017

Physical address of issuer
3470 19th St., San Francisco, CA 94110

Website of issuer
http://outposttrade.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
March 11, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (12/31/2017)	**Prior fiscal year-end**
Total Assets	$47,211.00	N/A
Cash & Cash Equivalents	$40,373.00	N/A
Accounts Receivable	$6838.00	N/A
Short-term Debt	$22,937.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$466,624.91	N/A
Cost of Goods Sold	$377,800.09	N/A
Taxes Paid	$0.00	N/A
Net Income	-$85,924.63	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 10, 2019

FORM C

Up to $107,000.00

Outpost Trading Company



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Outpost Trading Company, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://outposttrade.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 10, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

7

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://outposttrade.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Outpost Trading Company (the "Company") is a Delaware Corporation, formed on January 30, 2017.

The Company is located at 3470 19th St., San Francisco, CA 94110.

The Company's website is http://outposttrade.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the related exhibits.

The Business

Outpost conducts a unique series of experiential trade shows that seeks to bring together brands from multiple verticals, specialized and major media, and social influencers. These events are built around product experiences and brand communication; the model is driven by partner sponsorships. We also provide partners with additional marketing services such as brand strategy, content production, event design, and digital media services.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 11, 2019
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware Corporation in January 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate

profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our business could be adversely affected if there is a decline in marketing spending.
A decline in the economic prospects of marketers or the economy in general could cause current or prospective advertisers to spend less on marketing or spend their marketing dollars in other service providers. Marketing expenditures also could be negatively affected by natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, or adverse trade regulations. In addition, marketers' willingness to purchase marketing services from the company may be adversely affected by a decline in the general economy.

In particular, marketers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as automotive, outdoor retail, food and beverage, apparel and other consumer industries account for a significant portion of our revenues, and weakness in these industries could have a disproportionate negative impact on our revenues.

Declines in consumer spending on marketer's products due to weak economic conditions could also indirectly negatively impact our revenues, as marketers may not perceive as much value from certain services if consumers are purchasing fewer of their products or services. As a result, our revenues are less predictable.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The development and commercialization of our services is highly competitive.
We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and thus may be better equipped than us to market services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may affect our ability to generate meaningful additional revenues from our services.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new services, we may invest significant time and resources. Initial timetables for the introduction and development of new services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new services in response to industry trends or developments, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, executive officers, and key employees.
In particular, the Company is dependent on its officers: Eric Bach, COO, Jeff Wolfe, Co-Founder, Kenneth Manning, CEO, and Caleb Morairty, Co-Founder. The Company has equity agreements with Eric Bach, Jeff Wolfe, Kenneth Manning, and Caleb Morairty although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Eric Bach, Jeff Wolfe, Kenneth Manning, and Caleb Morairty could harm the Company's business, financial condition, cash flow and results of operations.

We derive some revenue and profit from commercial contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.
Some of our contracts are complex and require the investment of significant resources in order to prepare attractive proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare proposals that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations.

We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our client in an optimal manner. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in client needs, changes in client industries, and general economic conditions, client demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by client, by segment, and the mix of services provided to our client and this variability could impact our results of operations. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing clients seeking to hire qualified professionals. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy client demands in a timely and cost-effective manner;

* seasonal fluctuations in demand and our revenue.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on officers Eric Bach, Jeff Wolfe, Kenneth Manning, and Caleb Morairty in order to conduct its operations and execute its business plan, however, the Company

has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Eric Bach, Jeff Wolfe, Kenneth Manning, and Caleb Morairty die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Our business and financial condition may be impacted by natural disasters and international trade and socio-economic factors.
Natural disasters and international trade and socio-economic factors are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, natural disasters or other unanticipated catastrophes could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Through our operations, we collect certain personal information that our community provides to enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.
Outpost maintains personally identifying data on a number of third-party applications such as Google Services, Klaviyo, Evite, and Pipedrive. The success of our online operations depend upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We rely on a trademark of our name.
Such trademarks, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our trademark may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. (Outpost does not currently operate outside the US, but it may in the future.) In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain trademark

rights that convey competitive advantage could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our trademark and trade secrets will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
The company offers healthcare and competitive wages to all employees. However, various federal and state labor laws govern our relationship with our employees and could potentially affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be

considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Outpost conducts a unique series of experiential trade shows that seeks to bring together brands from multiple verticals, specialized and major media, and social influencers. These events are built around product experiences and brand communication; the model is driven by partner sponsorships. We also provide partners with additional marketing services such as brand strategy, content production, event design, and digital media services.

Business Plan

Outpost aims to disrupt the traditional trade show model by putting engaging experiences with unique product interactions at the center of the event experience. Our goal is to amplify these brand stories across all digital channels to increase the reach of messaging through our network of media and influencers.

Our trade "retreats" also aim to foster meaningful relationships, bringing together industry insiders, buyers, mainstream and trade media, top influencers, and creators. This strategy has resonated with numerous large partner brands and major media brands.

We are also attempting to expand the trade retreat concept to offer a host of related marketing services including: event design, content creation, brand reinvention strategy, and digital marketing. Outpost also maintains a large community of millennial influencers and focuses on an "Active Lifestyle," targeting high income, educated, millennials with interests in nightlife, sports, outdoor activities, apparel, entertainment, and technology. Our partnerships reflect this diversity of interests.

History of the Business

The Company started as Outpost Trading Company in 2017 to provide an alternative, unique trade show model that focuses on provided engaging experiences with active lifestyle brands.

The Company's Products and/or Services

Product / Service	Description	Current Market
Event sponsorships and marketing services	Partners can create and sponsor marketing experiences that tell their brand and product stories to media and social influencers.	Major and specialty brands such as Harley-Davidson, Nissan, Diageo, Airstream, and Merrell

We aim to refine a host of additional marketing and advertising services and new types of experiential events.

- **Event Design:** Outpost aims to develop unique lifestyle events for partners that bring together the brand, media, and influential individuals from various backgrounds and industries. It designs custom events with experiences at the core for partners. A previous example includes an event in Jack London park hosted for Bulleit and Niman Ranch.

- **Content Creation:** Outpost offers to produce photo, video, and audio assets for partner brands with the goal of creating narratives that reinforce and extend their brand message. Examples include Harley Davidson's Freedom Rides and the Open Roads series with Merrell and Bulleit.

- **Brand Reinvention:** Outpost helps brands evaluate and adapt their brand strategies and messaging to better serve their business objectives. It aims to help them reformulate their messaging to better achieve their objectives and reach millennial audiences in effective and authentic ways.

- **Audience Building:** Outpost helps partners build audience through email marketing, social media, and other media channels.

- **Digital Design:** Outpost helps brands align their digital presence with their brand and business objectives.

We currently market our services and events to our returning clients as well as a network of brands in our company database. Sponsored events help us nurture additional service relationships.

Competition

The Company's primary competitors are BASIC, Emerald Expositions, George P. Johnson, Huge, IZEA, and Snowsports Industries America (SIA).

Outpost competes in a crowded events and marketing service space by providing services that we feel are unique and innovative in the trade show space. We create hands-on experiences with products that build brand awareness and may be difficult to replicate in traditional trade show environments. Our events usually go for multiple days with people staying on site ("glamping") in a remote location. We believe this can lead to deeper bonds and partnerships among participants. In addition, we aim to provide other high-quality marketing services, capitalizing on our existing event relationships to build market share. These services seek to help our brand partners reach younger audiences through innovative creative and social marketing.

Customer Base

Outpost works with brands trying to showcase their products and cultures to young audiences, these partners have included: Merrell, Diageo, Airstream, Harley-Davidson, Burton, Specialized, Nissan, DJI, Fuji Bikes, Niman Ranch, and SAXX apparel.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87448160	035	Word mark: OUTPOST	May 12, 2017	October 8, 2018	United States

Governmental/Regulatory Approval and Compliance

Not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3470 19th St., San Francisco, CA 94110

The Company conducts business in California and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Marketing to expand digital community	28.00%	$7,000	9.35%	$10,000
Hire additional staff	72.00%	$18,000	90.65%	$97,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company is planning to hire additional production, sales, and account staff to scale its event series, build its online media effort, and create digital broadcast programming. The Company does have discretion to alter the use of proceeds as set forth above. The company has the discretion to alter the use of proceeds mentioned if market conditions adversely affect their event series.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jeff Wolfe, Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Sales, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jeff has served as Head of Sales at Outpost since January 2017 where he is responsible for sales, business development, and customer accounts. He also currently serves as an advisor to Omi Project, a position he has held since April 2016, where he helped launch their green energy product. Prior to Outpost and Omi Project, Jeff served as the Director of Marketing at COLLiDE Agency from March 2014 to April 2016.

Name
Caleb Morairty, Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Operations, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Caleb Co-Founded and has served of Head of Operations at Outpost since January 2017, where he is responsible for event management, office management, and partner outreach. In addition to working at Outpost, he also currently serves as an advisor to Omi Project, a position he has held since May 2015, where he helped launch the Green energy project. Prior to Outpost and Omi Project, Caleb served as the direct of A&R at Harvest Records from January 2013 to May 2015 where he was responsible for signing new artists to the label.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eric Bach

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, August 2017 - Present
President, January 2017 - Present
CEO, January 2017 - September 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eric currently serves as the COO of Outpost, a position he has held since August 2017, where he is responsible for process management and production. Prior to serving as COO, he was the acting CEO of Outpost from January 2017 to September 2017 where he oversaw the day-to-day operations and strategy of the Company. Prior to his work at Outpost, Eric Co-Founded a company called Hip Camp that aimed to be the Airbnb of camping from June 2013 to May 2016.

Name
Jeff Wolfe

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Sales, January 2017 - Present
Secretary, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jeff has served as Head of Sales at Outpost since July 2016 where he is responsible for sales, business development, and customer accounts. He also currently serves as an advisor to Omi Project, a position he has held since April 2016, where he helped launch their green energy product. Prior to Outpost and Omi Project, Jeff served as the Director of Marketing at COLLiDE Agency from March 2014 to April 2016.

Name
Kenneth J. Manning

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, September 2017 – Present
Non-employee advisor, January 2017 - September 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Kenneth has served as CEO of Outpost since September 2017 where he responsible for overseeing the day-to-day operations and strategy of the Company. He also served as a non-employee advisor to Outpost between September 2016 and September 2017. Prior to joining Outpost, Kenneth was the Managing Director of Patagonian Innovation Lab from December 2011 to August 2017 where he was responsible for running the company and all operations.

Name
Caleb Morairty

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Head of Operations, January 2017 - Present
Treasurer, January 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Caleb Co-Founded and has served of Head of Operations at Outpost since May 2016, where he responsible for event management, office management, and partner outreach. In addition to working at Outpost, he also currently serves as an advisor to Omi Project, a position he has held since May 2015, where he helped launch the Green energy project. Prior to Outpost and Omi Project, Caleb served as the direct of A&R at Harvest Records from January 2013 to May 2015 where he was responsible for signing new artists to the label.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California and New York.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is currently authorized to issue twenty million (20,000,000) shares of common stock, par value of $0.00001 (the *"Common Stock"*), pursuant to its Certificate of Incorporation, filed on January 30, 2017, as amended on July 16, 2018.

Employee Stock Option Plan
On January 30, 2017, the company adopted and approved its 2017 stock plan (the *"Stock Plan"*) to incentivize the Company's employees, directors, and consultants. The aggregate number of shares of the Company's Common Stock authorized for issuance pursuant to the Stock Plan is 2,000,000 shares. As of the date hereof, 1,940,000 shares of the Company's common stock remain available for issuance under the Stock Plan.

The Company has issued the following outstanding Securities:

Common Stock:
As of the date hereof, the Company has 8,107,962 shares of its common stock issued and outstanding. 50,000 of these shares were issued pursuant to a restricted stock grant under the

Stock Plan and vest in 12 equal monthly installments beginning on November 10, 2017. These shares are subject to repurchase by the Company under certain circumstances.

Simple Agreement for Future Equity (SAFE):
On September 22, 2017, the Board of Directors authorized the Company to sell SAFEs up to an aggregate amount of $1,000,000

First Round SAFE
Between September 22, 2017 and September 25, 2018 in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act, The Company sold an aggregate principal amount of $360,000 in SAFEs with no interest rate or maturity date. The proceeds were used to cover operational expenses and hire a new CEO.

The SAFEs will automatically convert into Safe Preferred Stock of the Company if there is an Equity Financing in which the company issues and sells Preferred Stock at a fixed pre-money valuation with aggregate gross proceeds to the company of not less than $1,000,000 excluding any and all outstanding SAFEs and convertible promissory notes which are covered in such financing.

The Safe Preferred Stock will have the same terms as the Preferred Stock sold in the Equity Financing except that the per share liquidation preference of the Safe Preferred Stock shall equal the Conversion Price and the basis for calculating any anti-dilution protections or dividend rights with respect to the Safe Preferred Stock shall be also based on the Conversion Price.

In the event of a liquidity event (change of control or initial public offering) prior to an Equity Financing event, the investors will, at their option, either receive a cash payment equal to the purchase amount or automatically receive from the Company a number of shares of common stock of the Company equal to the Purchase Amount divided by the Liquidity Price (price per share equal to the valuation cap divided by the shares of Capital Stock), if the investor fails to select the cash option.

The SAFEs shall convert (the "Conversion Price") into Safe Preferred Stock based on a $5,000,000 valuation cap or a 20% discount to the price of the Preferred Stock sold in the Equity Financing, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

As of the date of this Form C, the SAFEs remain outstanding.

Outstanding Debt
The Company has the following debt outstanding:

The Company has entered into line of credit agreements with Chase Visa and American Express. Under the terms of the agreements, the lines of credit include an interest rate of 17.99% for Chase Visa and 26.74% for American Express per annum. As of the date of this Form C, the outstanding balance of the line of credits is $52,303.21.

Ownership

88.80% of the Company is owned by the founders and employees of the Outpost Trading Company. The founders Jeff Wolfe and Caleb Morairty collectively own 66.60% of the Common Stock. The remaining Common Stock is owned by external investors (11.20%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jeff Wolfe	33.30%
Caleb Morairty	33.30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$85,924.63	$0.00	$0.00

Operations

The company has been largely funded based on client billings and sponsorship revenue. In late 2017, we issued $110,000 in SAFEs and in September of 2018 an additional SAFE for $250,000. As a small team, our biggest challenge has been keeping up with sales and operations. Capital raised will enable us to hire additional sales people to keep up with our sales efforts and do additional marketing. We are looking to expand our existing relationships and pursue new one's next year. We also plan to expand our services and increase marketing spend, improve processes for better scale, and bring on necessary people to sell and grow our events and services.

Liquidity and Capital Resources

Proceeds will help us cover the costs of expanding our sales staff and marketing efforts. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $180,365 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $14,511 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering. The Company may, however, sell additional SAFEs which shall have the same terms as those SAFEs sold between September 2017 and September 2018, as discussed above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 11, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$7,000,000

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election; or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

"Conversion Shares" shall mean with respect to a conversion of the Crowd Note, the Company's Preferred Shares issued in the Qualified Equity Financing.

"Shadow Series" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii.   Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Conversion Price" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Share by the investors in the Qualified Equity Financing; or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

         ii.   Obtaining the Corporate Transaction Payment.

b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize this instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Kenneth P. Manning
Relationship to the Company	Parent of an officer
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	SAFE is convertible into equity upon a Qualified Financing Event.
Benefits or compensation received by Company	$250,000.00
Description of the transaction	Funds used for operational capital.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kenneth J. Manning
_____
(Signature)

Kenneth J. Manning
_____
(Name)

CEO
_____
(Title)

January 10, 2019
_____
(Date)

/s/Caleb Morairty
_____
(Signature)

Caleb Morairty
_____
(Name)

Treasurer and Director
_____
(Title)

January 10, 2019
_____
(Date)

/s/Jeff Wolfe
_____
(Signature)

Jeff Wolfe
_____
(Name)

Director
_____
(Title)

January 10, 2019
_____
(Date)

I, Kenneth Manning, being the Chief Executive Officer of Outpost Trading Company, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kenneth J. Manning
(Signature)

Kenneth J. Manning
(Name)

Chief Executive Officer
(Title)

January 10, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcripts

EXHIBIT A
Financial Statements

Outpost Trading Company
Income Statement
Fiscal Year 2017
(Unaudited)

Revenue	**$ 466,624.91**
Cost of Revenue	
Contractors	$ 29,600.00
CA- Staffing	$ 29,291.88
JT- Staffing	$ 24,643.94
NY- Staffing	$ 21,150.00
Contractors	**$ 104,685.82**
Event Expenses	
CA	$ 31,443.25
CA- Entertainment For Event	$ 24,800.00
CA- Food/Drink for Production	$ 71,267.87
JT- Entertainment for Event	$ 6,750.00
JT- Food/Drink for Production	$ 16,131.35
Mission Workshop	$ 10,000.00
NY- Entertainment for Event	$ 4,500.00
NY- Food/Drink for Production	$ 14,007.68
Event Expenses	**$ 178,900.15**
Job Supplies	$ -
CA	$ 8,371.30
NY	$ 92.54
Job Supplies	**$ 8,463.84**
Event Shipping/Freight/Delivery	
CA- Logistics	$ 48.88
JT- Logistics	$ 1,413.29
NY- Logistics	$ 4,400.99
Event Shipping, Freight & Delivery	**$ 5,863.16**
Venue	$ -
CA- Venue Facility Cost	$ 32,900.00
CA- Venue Supplies	$ 439.83
JT- Venue Facility Cost	$ 19,623.03
JT- Venue Supplies	$ 904.56
NY- Venue Facility Cost	$ 10,250.00
NY- Venue Supplies	$ 15,769.70
Venue Expenses	**$ 79,887.12**
Total Cost of Revenue	**$ 377,800.09**
Gross Profit	**$ 88,824.82**
Selling, General & Administrative Expenses	
Advertising & Marketing (general)	$ 5,824.54

CA- Content/Media	$	9,638.56
JT- Content/Media	$	13,884.76
NY- Content/Media	$	18,306.81
Total Advertising & Marketing	$	47,654.67
Bank Charges & Fees	$	6,215.41
Car & Truck	$	35.70
Donations	$	75.00
Insurance	$	13,745.37
Legal & Professional Services	$	16,796.00
Meals & Entertainment (general)	$	5,258.43
CA	$	251.20
JT	$	21.00
Mammoth	$	203.99
NY	$	126.44
UT	$	53.50
Total Meals & Entertainment	$	5,914.56
Office Supplies & Software	$	6,444.65
Other Miscellaneous Expenses	$	529.30
Promotional Expenses	$	2,898.70
Promotional Meals	$	784.52
QuickBooks Payments Fees	$	1,422.05
Reimbursable Expenses (general)	$	29,292.90
CA	$	3,288.93
JT	$	2,602.29
Reimbursable Expenses	$	35,184.12
Travel (general)	$	14,281.97
CA	$	3,794.19
JT	$	5,488.60
Mammoth	$	20.50
NY	$	8,993.20
UT	$	891.72
Total Travel	$	33,470.18
Travel Meals (general)	$	561.75
CA	$	323.70
JT	$	900.59
NY	$	1,286.80
UT	$	272.87
Total Travel Meals	$	3,345.71
Total SG&A	**$**	**174,515.94**
Net Operating Income	$	(85,691.12)
Other (Income) / Expense	$	233.51
Net Income	**$**	**(85,924.63)**

Outpost Trading Company
Balance Sheet
As of December 31, 2017
(Unaudited)

	December 31, 2017
ASSETS	
Current Assets	
Bank Accounts	
Select Bankcard Credit Card Reserve	$ 4,660
TOTAL BUS CHK (7969)	35,712
Total Bank Accounts	**40,373**
Accounts Receivable	
Accounts Receivable (A/R)	6,838
Total Accounts Receivable	**6,838**
Total Current Assets	**47,211**
TOTAL ASSETS	**$ 47,211**
LIABILITIES AND EQUITY	
Liabilities	
Credit Cards	
AMEX Delta Skymiles	5,882
Chase INK Credit Card	17,055
Total Credit Cards	**22,937**
Total Liabilities	**22,937**
Equity	
Lightspeed Ventures	100,000
Opening Balance Equity	198
Phillip McAllister	10,000
Retained Earnings	-
Net Income	(85,925)
Total Equity	**24,273**
TOTAL LIABILITIES AND EQUITY	**$ 47,211**

Outpost Trading Company
Statement of Cash Flows
January - December 2017
(Unaudited)

		FY17
OPERATING ACTIVITIES		
Net Income	$	(85,925)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		(6,838)
Select Bankcard Credit Card Reserve		(4,660)
AMEX Delta Skymiles		5,882
Chase INK Credit Card		17,055
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		11,439
Net cash provided by operating activities		(74,486)
FINANCING ACTIVITIES		
Lightspeed Ventures		100,000
Opening Balance Equity		198
Phillip McAllister		10,000
Net cash provided by financing activities		110,198
Net cash increase for period		35,712
Cash at end of period	$	35,712

EXHIBIT B
Company Summary



MicroVentures



OUTPOST

Company: The Outpost

Market: Marketing and Brand Promotion

Product: Trade Shows & Digital Marketing Services

Company Highlights

- Year-to-date revenue as of November 2018 has surpassed $750,000, up 64% over the same period last year
- Event sponsors have included companies such as Harley Davidson, Burton, Diageo, and Nissan
- The Outpost community has reached over 50,000 members in 2018, up from 30,000 in 2017
- Influencers, brand representatives, and media members attend Outpost's trade shows

COMPANY SUMMARY

Opportunity

Millennials, who represent the largest living generation in the U.S., are entering their peak spending years,[i] potentially reaching an estimated $24 trillion in wealth by 2020.[ii] Despite the size of the market opportunity, many legacy companies are struggling to connect with this new generation of consumers. Millennials often have different preferences for making purchases than previous generations, with an increased importance placed on companies and brands that emphasize social issues, giving back, and exploring other cultures.[iii] According to research conducted by Gallup, millennials are the least attached generation to brands, products, and companies.[iv]



Founded in 2017, Outpost Trading Company ("Outpost") helps brands communicate their culture to young audiences by creating unique experiences and then amplifying them across media and influencer channels. The company seeks to do this through unique trade shows held several times a year where active lifestyle brands are given the opportunity to connect and interact directly with influencers, media, and young consumers. Outpost is now focusing on growing into a multi-faceted media and services company that helps partners with event design, content creation, brand reinvention, audience building, and digital design, in addition to their unique trade show experiences.

Since inception, Outpost has realized strong revenue growth, growing by 64% from $457,300 in 2017 to $751,000 in 2018 (through November). Revenue growth has been in large part due to attracting more partner brands to


sponsor its events. Some of the sponsors Outpost has worked with to date include: Airstream, Burton, Chaco, Diageo, DJI, Fuji Bikes, Harley Davidson, Merrell, Nissan, SAXX, and Specialized.














Product

Outpost was originally founded with the goal of disrupting the traditional trade show model for active lifestyle brands. Since then, it has expanded its product offering to include event design, content creation, brand reinvention, audience building, and digital design services.

Trade Shows



Outpost aims to disrupt the traditional marketing and trade show model by combining engaging experiences with unique product interactions at the center of the event experience. The Company's trade shows function like weekend retreats that span a few days with attendees staying on event grounds for the duration of the trade



show. Food and drinks are provided, and Outpost sets up happy hours, concerts, discussion panels, and other networking sessions for attendees. Lodging is provided by sponsors and has included Airstream campers and Tepui tents in the past.

Event attendees include influencers, brand sponsors, media members, and investors. The retreats are developed to help foster meaningful relationships between participants and enable companies to showcase their products and brand messaging. By connecting with media groups and influencers, brands aim to reach younger audiences and showcase how they personify the active lifestyle culture.



Throughout the trade shows, brand sponsors are able to setup optional events for participants to attend. Often, there are many events scheduled throughout the weekend and each participant can choose which events to attend. These events vary widely and are often curated to the industry of the brand putting on the event. Some examples of past events include: cocktail making classes, mountain biking, driving motorcycles along the California coast, drone piloting, falconry, rock climbing, and climbing redwood trees. Some brand activations like these are coupled with social good organizations. For example, Mountain Hardware climbed redwoods with Topher White of Action Rainforest. Topher showed participants how to place hacked phones in trees in the same way communities use them to monitor logging in rain forests around the world.





Outpost has hosted six trade shows to date. Previous events include:



2018 Outpost Trade Retreat at Camp Navarro

- Over 70 brands hosted

- 850 attendees including brand representatives, media members, influencers, and investors

-Events included riding Harley Davidson motorcycles to the coast (pictured), flying DJI drones, mountain biking in the Redwood forest lead by Fuji Bikes, cocktail workshops lead by Bulleit, and live concerts featuring Mansionair, Bayonne, and a DJ set with Grammy-nominated Tycho

Outpost: Mammoth Mountain (2018)
-10 brands in attendance

-Attended by 142 brands representatives, media members, influencers, and buyers

-Events included Burton hosted talk on their new snowboard bindings, swimming in natural hot springs, and drink tastings lead by Bulleit, 10Barrell Brews, and Stave & Steel





Outpost Flagship 2017 at Camp Navarro
-Attended by 65 brands

-Over 500 attendees including media members, influencers, and brand representatives

-Events included exploring conservation initiatives with Mountain Hardwear while climbing redwood trees and drone workshops with DJI on California beaches



Outpost: Catskills at Outlier Inn (2017)

-15 brands hosted at the event

-Attended by 188 influencers, media members, heads of brand, and buyers

-Events included kayaking, fly-fishing, cast-iron cooking, songwriting, astrology, and more





Outpost: Joshua Tree at Talawahee (2017)

-31 brands hosted at the event

-More than 200 attendees

-Events included rock-climbing, wine-tasting, painting, and nighttime photography led by Chris Burkard

Marketing Services

Outpost has expanded on their trade "retreats" concept to offer related marketing services such as event design, content creation, brand reinvention, audience building, and digital design. These services enable Outpost to extend their existing commercial relationships with sponsors throughout the year.

- **Event Design:** Outpost aims to develop unique lifestyle events for partners that bring together the brand, media, and influential individuals from various backgrounds and industries. It designs custom events with experiences at the core for partners. A previous example includes an event in Jack London park hosted for Bulleit and Niman Ranch.

- **Content Creation:** Outpost offers to produce photo, video, and audio assets for partner brands with the goal of creating narratives that reinforce and extend their brand message. Examples include Harley Davidson's "Freedom Rides" and the "Open Roads" series with Merrell and Bulleit.

- **Brand Reinvention:** Outpost helps brands evaluate and adapt their brand strategies and messaging to better serve their business objectives. It aims to help them reformulate their messaging to better achieve their objectives and reach millennial audiences in effective and authentic ways.

- **Audience Building:** Outpost helps partners build their audience through email marketing, social media, and other media channels.


- **Digital Design:** Outpost helps brands align their digital presence with their brand and business objectives.

Some of the company's current projects include assisting clients in developing authentic content through high-quality media and storytelling. For Harley-Davidson, Outpost filmed two female motorcycle riders as they drove Highway 1 along the Californian coast towards the 2018 Outpost Retreat. Along with footage of the actual drive, Outpost interviewed the drivers and explored their backgrounds.



Outpost is also currently working on expanding its community of influencers in multiple lifestyle and industry verticals to provide brands with social media amplification.

Use of Proceeds and Product Roadmap

Outpost anticipates using a majority of the funds raised from this raise to build out their production team, sales team, and add account management and content teams. Through hiring additional employees, Outpost anticipates being able to scale their event series, build out their online media efforts, and create new digital and broadcast programming. Outpost anticipates using the remaining funds on marketing to expand their digital community of influencers. The company has the discretion to alter the use of proceeds mentioned if market conditions adversely affect their event series.




Over the next year, Outpost aims to undertake several initiatives to continue its growth. First, the Company would like to scale its trade show series to offer more trade shows domestically next year and globally in 2020 and form new partnerships with brands. Secondly, Outpost would like to expand its digital community of influencers to extend its reach and visibility to consumers, media, brands, and influencers.

The Company would also like to continue its expansion into marketing services. Marketing services currently account for roughly 25% of annual revenue and Outpost is aiming to bring that up to 50%. This would help Outpost smooth out its cashflow and monthly revenue.

Business Model

Outpost charges no admission fee to its trade show for influencers, media members, investors, and buyers, but does charge consumers. Admission to its most recent event, the 2018 Outpost Retreat, was priced at $720 for standard admission and included:

- All food and beverage (including alcohol)
- Access to all attendee experiences and entertainment
- Product demos and giveaways
- Networking opportunities
- Space to setup tents, or tents for rent at the event

Participants were also offered the luxury option, which included all the above features plus luxury furnished accommodation that was already setup when attendees arrived. This option was priced at $1,490.

Outpost also charges an admission fee for exhibitors (brands) that attend the event. The base-level exhibitor package was priced at $5,319 at the latest event and included:

- Two all-inclusive badges
- Inclusion at VIP media dinner
- Opportunity to seed product to influencers, media, and buyers
- Listed as an Outpost partner
- Product/brand included in the Outpost Trading Post, an opportunity for brands to connect with event participants through displays and product demos
- Access to limited event photography for digital use



Pricing for marketing services vary. Outpost tailors the price to the needs and requests of its clients. Larger partners get all the above and also are provided opportunities to do marketing activations, conduct panels, workshops and other custom marketing activities. Pricing for these packages can range from $15,000 to more than $100,000. Outpost aims to sell partners at this level into more than one event as part of the package.

The Company is also developing a business model for larger consumer events. It is anticipating the first will occur on June 29th, 2019 in Los Angeles. This could expand the reach of its events, bring the Company into an urban setting, and potentially lower event costs, since hospitality and housing will not be part of the event. Under the model, Outpost would receive revenue from both event sponsors and an admission fee from consumers.

The majority of revenue is anticipated to come from larger sponsors who wish to create customer event packages. These partners will be involved in both Outpost branded events and in some cases work with Outpost to co-create custom experiential events under the partner's own banner.

HISTORICAL FINANCIALS

Year to date through November 2018, Outpost has generated $751,000 in revenue, up 64% over the same period last year (note: Outpost started operations in February 2017). Roughly 25% of revenue in 2018 has been generated from marketing services. In 2017, the Company generated $467,000 in revenue with 93% coming from event sponsorships and the rest coming from the sale of event tickets. Large fluctuations can be seen in Outpost monthly revenue due to the majority of revenue being earned in months in which trade shows take place.



Year to date through November 2018, Outpost has incurred $911,000 in total expenses, up 64.7% over the same period in 2017. The majority of expenses in 2018 can be attributed to trade show venue expenses (26.4%), payroll expenses (26.4%), and marketing expenses (7.3%). 2018 was the first year in which Outpost did payroll. In 2017,



Outpost incurred $553,000 in total expenses. The majority of expenses in 2017 can be attributed to event expenses (32.4%), staff contracting expenses (19%), and other trade show venue expenses (14.5%).



Year to date through November 2018, Outpost has incurred a net loss of $160,000, a 112% increase over the same period in 2017. However, the company was able to realize a net profit in several months throughout 2018 corresponding with successful trade show events. In 2017, Outpost incurred a net loss of $86,000 for the full year, with several months of profitability.





INDUSTRY AND MARKET ANALYSIS

Millennials are the largest living generation[v] and are about to enter their peak earning years. According to Deloitte, the net worth of the millennial generation could reach $24 trillion by 2020,[vi] representing a large market opportunity for businesses. Yet, with information readily accessible at their fingertips, millennials are able to constantly research and comparison shop, which means companies can no longer take "brand loyalty" for granted.[vii]

According to a survey conducted by SmarterHQ, only 6.5% of millennials consider themselves brand loyalists. One of the factors that has driving away millennials is too much marketing communication without enough personalization. [viii] Creating a personalized connection with millennials, according to SmarterHQ's survey, resulted in an increase in brand loyalty by 28%.[ix] According to Forbes, one of the most effective ways to market to millennials is through experiences.[x] Millennials value experiences highly,[xi] and when companies take their products or services and highlight them at events, they are sharing their brands with millennials in a context they enjoy.[xii] Companies are turning to experiential marketing to create more engagement with consumers,[xiii] a strategy that can lead to more profitable and loyal customers.[xiv]

In a 2017 survey, the average Chief Marketing Officer attributed 24% of their total annual budget to live events that connect and educate consumers, and generate new leads. Live events were also believed to be the most effective marketing channel, according to respondents, more than digital advertising, email marketing, and content marketing. A majority of respondents (63%) also said they planned to invest more in live events in the future.[xv]

COMPETITORS

BASIC: Founded in 2010, BASIC is a branding and experience design agency. BASIC aims to provide clients with digital branding programs and interactive experiences that are customer-centric. The company offers four different services: branded eCommerce, website and digital platform design, brand strategy and identity consulting, and video production and photography. BASIC has worked with several notable companies including Beats by Dre, Nixon, Volcom, and Fender.[xvi]

Emerald Expositions (NYSE: EEX): Previously known as Nielson Expositions and a subsidiary of Nielsen Holdings N.V., Emerald Expositions was purchased by Onex Partners in 2014[xvii] and re-branded before going public in 2017.[xviii] The company currently operates more than 55 trade shows, as well as other face-to-face events. In 2017, there were over 500,000 attendees at Emerald Exposition events.[xix] The company holds exposition events in several industries including: design and construction, jewelry, sports, and technology. One of its events, the Surf Expo Demo Day, included 20 exhibitors in 2018 and enabled buyers and media members to test out brand products on the water.[xx]

George P. Johnson: Founded in 1914, George P. Johnson (GPJ) is an experience marketing agency. The company helps clients generate ideas and bring them to life through digital, mobile, and physical experiences. One service GPJ offers is trade show marketing. The company develops experiential trade show marketing, exhibits, and displays for clients. The company aims to make each trade show solution experiential and provide clients with a detailed ROI analysis. Additional services offered by GPJ include content creation, data analytics, digital production, and content strategy. Previous clients of GPJ include Capcom, Cisco, Google, Nissan, and Salesforce.[xxi]


Huge: Founded in 1999, Huge is a digital agency that helps companies build branding through customer experiences. Huge aims to create experiences that are based on technology, data, and client corporate strategy. The company has worked with clients such as Anheuser-Busch, Google, Hulu, LG, and Zelle. Huge also provides marketing, product design, and consulting services. In 2008, Interpublic Group (NYSE: IPG), an advertising group, purchased a majority stake of Huge for an undisclosed amount.[xxii]

IZEA (NASDAQ: IZEA): Founded in 2006, IZEA is technology platform that connects marketers with influencers and assists brands with content creation. The company's primary business service, influencer marketing, aims to combine word-of-mouth advertising with online advertising. IZEA does this by integrating client messages directly into content streams of blogs, videos, and photos of influencers in their network. The company provides a technology platform for clients to accept or reject bids from influencers to market their products and brand and view marketing campaign analytics. IZEA went public in July 2018, raising $3.56 million from the offering.[xxiii] As of September 2018, the company had generated $13.8 million in revenue for 2018, down 21.8% from the same period in 2017.[xxiv]

Snowsports Industries America: Founded in 1954, Snowsports Industries America (SIA) is a non-profit, member owned trade association representing consumer snow sports suppliers. SIA conducts research on the snow sports industry and provides education and training to members. The company also hosts an annual tradeshow demo, On-Snow Demo, where snow sport brands can show off their equipment and consumers can try out the various products. The event claims to bring together snow sports and outdoor gear companies from over 100 different brands, providing them with exposure to buyers and media members. In the 2018 event, over 1,600 buyers and 100 media members attended.[xxv]

EXECUTIVE TEAM



Ken Manning, CEO: Ken joined Outpost as a non-employee advisor, where he continued to serve until being appointed CEO in September 2017. As CEO, he is responsible for the day-to-day operations of the company as well as overall strategy. Prior to joining Outpost, Ken served as the Managing Director of Patagonian Innovation Lab where he was responsible for running operations of the company. Ken has also previously worked with startups, including Razorfish, eMachines, Acer Online, betterPropoganda, Soundtracker, and WeShelter. He holds a B.A. in Philosophy/History from Marquette University, and an MBA specializing in Marketing and Technology Startup Management from Renesselaer Polytechnic Institute.



Jeff Wolfe, Co-Founder and Head of Business Development: Jeff co-founded Outpost and has held the title of Head of Business Development since. As Head of Business Development, he is responsible for sales, business development, partnerships, and customer accounts. In addition to working at Outpost, Jeff also currently serves as an advisor to Omi Project, a position he has held since April 2016, where he has helped launch their green energy project. Prior to joining Outpost and Omi Project, Jeff served as the Director of Marketing at COLLiDE Agency, where he spearheaded campaigns for brands like Hard Rock, StubHub, and Lagunitas. He also has previous experience as a music publicist and a sales



and marketing rep for FILTER magazine. Jeff holds a degree in Business Marketing from Sonoma State University, 2007.



Caleb Morairty, Co-Founder and President: Caleb co-founded Outpost and has held the title of Head of Operations since. As Head of Operations, he is responsible for event management, office management, and partner outreach. In addition to working at Outpost, Caleb also currently serves as an advisor to Omi Project, a position he has held since May 2015, where he has helped launch their green energy project. Prior to Outpost and Omi Project, Caleb served as the director of A&R at Harvest Records, where he was responsible for signing new artists to the label. Previous experience also includes founding Yours Truly, a small music blog that evolved into a creative agency working with brands such as Ray-Ban, Levi's, Urban Outfitters, and MTV. Caleb has a B.S. in Biochemistry and Cell Biology from the University of California, San Diego.



Eric Bach, COO and Head of Projects: Eric has been with Outpost since inception, initially serving as CEO of the company until September 2017. He later became COO and is currently responsible for leading business operations and project management. Prior to joining Outpost, Eric co-founded a company called Hip Camp that aimed to be the Airbnb of camping. He also founded The Modern Gypsies, a project that aimed to inspire individuals to be part of social change through travel, adventure, and storytelling. Eric also previously served as a Regional Sales Manager of NIKA Water Company. He holds a B.S. in Communication and Media Studies from Florida State University.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $7 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $7 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Forbes: Outpost: Where Brands And Bands Are Turning A Trade Show On Its Head
Gear Junkie: 'The Outpost' Is Outdoor Industry's Anti-Trade Show
PCMA: How the Founders of The Outpost Took Their Ideas to the Great Outdoors
Cool Hunting: Outpost Upends The Trade Show Format
Inside Hook: There's Now A Summer Camp For Networking, And It Kicks Ass



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[i] https://www.goldmansachs.com/insights/topics/millennials.html

[ii] https://www2.deloitte.com/content/dam/Deloitte/lu/Documents/financial-services/lu-millennials-wealth-management-trends-challenges-new-clientele-0106205.pdf

[iii] https://www.fastcompany.com/40477211/as-millennials-demand-more-meaning-older-brands-are-not-aging-well

[iv] https://news.gallup.com/businessjournal/192710/brands-aren-winning-millennial-consumers.aspx

[v] https://www.forbes.com/sites/forbesagencycouncil/2017/09/26/brands-need-to-step-up-their-game-to-win-over-millennials/#7d226dda1b32

[vi] https://www2.deloitte.com/content/dam/Deloitte/lu/Documents/financial-services/lu-millennials-wealth-management-trends-challenges-new-clientele-0106205.pdf

[vii] https://www.forbes.com/sites/forbesagencycouncil/2017/09/26/brands-need-to-step-up-their-game-to-win-over-millennials/#7d226dda1b32

[viii] https://smarterhq.com/assets/Millennials_Report.pdf

[ix] https://smarterhq.com/assets/Millennials_Report.pdf

[x] https://www.forbes.com/sites/forbesagencycouncil/2017/06/20/reaching-the-unreachable-how-experiential-marketing-targets-brand-savvy-millennials/#675142d23add

[xi] http://eventbrite-s3.s3.amazonaws.com/marketing/Millennials_Research/Gen_PR_Final.pdf

[xii] https://www.forbes.com/sites/forbesagencycouncil/2017/06/20/reaching-the-unreachable-how-experiential-marketing-targets-brand-savvy-millennials/#675142d23add

[xiii] https://www.themarketingscope.com/how-to-use-experiential-marketing-to-reach-millennials/

[xiv] https://news.gallup.com/businessjournal/192710/brands-aren-winning-millennial-consumers.aspx

[xv] https://www.tsnn.com/blog/event-marketing-2018-benchmarks-and-trends

[xvi] https://basicagency.com/case-studies

[xvii] https://www.emeraldexpositions.com/timeline/

[xviii] https://www.bizjournals.com/losangeles/news/2017/04/28/emerald-expositions-raises-264-million-in-ipo.html

[xix] https://www.emeraldexpositions.com/

[xx] https://www.surfexpo.com/the-show/demo-day/?ID=16839&_ga=2.224689107.839526825.1547056556-298414516.1547056556

[xxi] https://www.gpj.com/what-weve-done/

[xxii] http://investors.interpublic.com/news-releases/news-release-details/interpublic-acquire-stake-huge

[xxiii] https://izea.com/2018/07/02/izea-announces-closing-public-offering-common-stock/

[xxiv] https://www.sec.gov/Archives/edgar/data/1495231/000149523118000118/izea18093010q.htm#s2B6A6ABACC844513D362A83397434DC0

[xxv] https://www.outdoorretailer.com/events-education/demo/?blocked=true

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Outpost Trading Company, Inc.
3470 19th St.,
San Francisco, CA 94110

Ladies and Gentlemen:

The undersigned understands that Outpost Trading Company, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 10, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 11, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

2

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3470 19th St., San Francisco, CA 94110 Attention: Ken Manning
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036

	Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Outpost Trading Company, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

OUTPOST TRADING COMPANY INC

CROWD NOTE

FOR VALUE RECEIVED, Outpost Trading Company, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million.

The "**Discount**" is 20.00%.

The "**Offering End Date**" is March 11, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as

2

determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

  a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion.** This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification.** The Company is a corporation duly organized,

validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation.** To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights.** The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and

all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures.** No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in San Francisco, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it

intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



OUTPOST
Pitch Deck

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



outpost

Outpost helps brands communicate their culture to young audiences, creating unique experiences then amplifying these curated activations across media and influencer channels.





2018 DEVELOPMENTS

- *Originally aiming to disrupt the trade show model for active lifestyle brands.*

- *Outpost has since decided to expand into digital marketing services to help companies change how consumers experience their brands and culture. The Company aims to do this by creating unique live and digital brand building experiences.*

- *Expanded services include:* Event design, content creation, brand reinvention, audience building, and digital design.



HARLEY-DAVIDSON®

Outpost helps brands develop authentic content through high-quality media and story-telling. Harley-Davidson® was an official sponsor at our 2018 trade show and worked with our agency services on filming the Road to Outpost promotional video.





BUILDING AGENCY SERVICES IN 4 KEY AREAS:

1. Brand reinvention and strategy
2. Content creation leveraging strategic partnerships
3. Multi-channel digital marketing
4. Experiential design and development

- We aim to:

  o Continue tapping into existing client relationships to expand the services offered and deepen partnerships with current clients such as Merrell, Harley-Davidson®, Nissan, Airstream, DJI, Fuji Bikes, and SAXX.

  o Expand the Outpost story/product-centric events to experiences we're creating for partners.

  o Grow brand positioning and reinvention services for companies such as Harley-Davidson®, SAXX, Airstream, and Merrell.

  o Increase social media amplification and talent management by expanding the Outpost community of influencers in multiple lifestyle and industry verticals.



outpost

SOME OF OUR CLIENTS & EVENT SPONSORS IN 2018































AIRSTREAM

BULLEIT FRONTIER WHISKEY

BURTON

Chaco

dji

FUJI

MOTOR HARLEY-DAVIDSON CYCLES

MERRELL

NIMAN RANCH Raised with Care

NISSAN

SAXX UNDERWEAR CO

SPECIALIZED



THE OUTPOST COMMUNITY

The Outpost community includes the people who attend our events as well as a wider network of people currently reached through our campaigns, newsletters, and website. We currently have over 50,000 members in our community.



NISSAN

New client for 2018, Nissan joined the Road To Outpost content program and joined us at the Outpost Flagship Event at Camp Navarro.

AIRSTREAM

Multi-event partner that has worked with Outpost to connect the heritage brand with the Outpost community on site as well through online engagement leading up to events.





OUTPOST
CAPITAL RAISE

Use of Proceeds

- Retention and expansion of team - content, sales, and accounts.

- Outpost would like to hire more employees to keep up with expanding sales opportunities.

- We would also like to build out additional operations and improve systems adaptation for project and sales management.

- Potentially opening offices in NYC and SF in 2019.

- Smooth monthly cash flow.



EXPERIENCED MANAGEMENT

Ken Manning, CEO



Ken came on to help the organization scale its strategy and operations. He leads expansion of our online community, events, online media distribution, and experiential marketing services. He's been building companies as a senior executive for 20+ years and was a founding employee at Razorfish (led the Silicon Valley office), Soundtracker (now Sounday), and co-founded the charity WeShelter. He also ran Village Roadshow/Canwest JV SCAPE. He studied Philosophy/ History at Marquette, Health Science at Columbia, and completed an MBA in startup management from Renesselaer Polytechnic Institute (RPI).

Jeff Wolfe, Co-founder and Head of Business Development



Jeff has spent his career working at the intersection of entertainment and brands. Launching his career as a music publicist, Jeff eventually made his way into the agency world when he became a leading sales & marketing rep for FILTER Creative Group. After leaving Filter, he went on to become a founding member of the COLLiDE creative agency, where he spearheaded campaigns for brands like Hard Rock, StubHub, Lagunitas, and many more. As Head of Business Development, Jeff leads partnerships at Outpost.



EXPERIENCED MANAGEMENT

Caleb Morairty, Co-Founder and President



Caleb started his career in music at betterPropaganda with Ken Manning and moved on to create Yours Truly, which evolved from a small music blog into a large creative agency. At Yours Truly he worked with brands such as Ray-Ban, Levi's, Urban Outfitters, MTV, and others. He became Director of A&R at Harvest Records then went to Capitol Records, where he signed Glass Animals and other mucisians. After, he launched a boutique creative agency, UNERI, with his best friend Jeff Wolfe.

Eric Bach, COO and Head of Projects



Eric has been with Outpost since the beginning, leading business operations, organization, and accounts. Before Outpost, he co-founded Hipcamp, the "Airbnb of camping." Eric specializes in partnerships, business development, and project management.





THANK YOU FOR YOUR TIME.

EXHIBIT F
Video Transcript



Date: 21-Dec-2018

Input sound file: XXXXX.mp4

Transcription results:

00:00	Outpost Logo
00:00	Static image Text: "Outpost upends the trade show model" – Cool Hunting. Source: http://www.coolhunting.com/design/outpost-trade-show
00:03	Text: "Brands and bands are turning a trade show on its head" – Forbes [music] source: https://goo.gl/omKRHI
00:08	Text: Text: "Outpost upends the trade show model" – Cool Hunting. Source: http://www.coolhunting.com/design/outpost-trade-show
00:12	Text: Jeff Wolfe Co-Founder	Outpost
00:12	Speaker 1: "As an advertising executive, I spent a number of years going to various trade shows and just thought there was an opportunity to do something better." [music]
00:20	Text: Eric Bach, COO	Outpost
00:20	Speaker 2: "Whenever we would go to these shows, we'd notice that there was this amazing community of people, but you were still in this very stale environment under florescent lights. We knew there had to be a better way." [music]
00:35	Speaker 3: "Outpost really brings experience to the forefront. It's very hands-on. You can actually use that climbing gear; ride that mountain bike." [music]
00:37	Text: Ken Manning CEO	Outpost [music]
00:46	Speaker 3: Outpost is also a great place for brands to connect with community. For them to actually tell their stories to the participants at the event; to create a meaningful connection." [music]
00:59	Speaker 1: "Outpost is a multi-faceted media and services company. Our goal is to reinvent the way companies tell their stories and market their products. Unlike the traditional trade show model, we focus on cultivating human connection through authentic, shared experiences [music]
01:17	Speaker 3: "As of September 2018, we've hosted 6 outpost retreats and attracted 150 brand partners. Media brands have also been engaged in the new model participating in many of our events." [music]
01:26	Text: logos flash on screen: The New York Times, Forbes, Coolhunting, Adweek, TechCrunch, Sunset Mag, Gear Patrol, Gear Junkie, Eater, Timeout, Inside Hook, Gizmodo, Fusion Media [music]
01:37	Text: Logos flash on screen: Diageo, Harley-Davidson, Airstream, Burton, Specialized, Nissan, DJI, Fuji Bikes, Saxx, Merrell [music]



01:37	Speaker 2: "Along with our various partnerships we maintain a community of millennial users with a focus on an active lifestyle target audience. As our brand has evolved beyond events, we've also been able to offer a whole slew of creative services, as well, including content creation, brand reinvention, strategy and digital marketing." [music]
02:01	Speaker 3: "We're seeking additional funds for several areas: to scale our growing retreat event series; to build our online media efforts; to create digital broadcast programming; hire additional production, sales, and account staff; and to expand our digital community of influencers." [music]
02:01 02:07	Text: Funding scale our growing retreat series; build online media effort; Create digital broadcast programming; hiring production, sales, and account staff; expand our digital community of influencers. [music]
02:07	Speaker 2: "What really excites me about Outpost is really changing how we think about marketing products and really put experience first." [music]
02:07	Speaker 3: "It's about experiencing the brands, their culture, the stories behind those brands." [music]
02:07	Speaker 1: From the entire Outpost team and community, we thank you for your support."



Date: 12-Dec-2018

Input sound file: The Outpost - Joshua Tree.mp4

Transcription results:

Transcriptions: no audio voice over, textual copy at end:

"MUSIC "TIL YOUR ROSE COMES HOME
Performed by Handi El Khatib
Courtesy of Innovative Leisure



Date: 12-Dec-2018

Input sound file: Outpost Flagship Event Teaser.mp4

Transcription results:

00:00	[music] Outpost Logo
00:03	Text: This Summer. [music]
00:04	Text: Deep in the Redwoods of California [music]
00:05	Text: Industry Insiders [music]
00:07	Text: Photographers [music]
00:08	Text: Artists [music]
00:09	Text: Athletes [music]
00:10	Text: Will Gather [music]
00:12	Text: For an Event like no other [music]
00:14	Text: "It's an experience that gathers as much from Burning Man as the isles of REI" – Gear Junkie [music]
00:17	Text: "Brands and bands are turning a trade show on its head" – Forbes [music]
00:18	Text: September 7 – 9 Camp Navarro CA [music]
00:20	Text: Unique Experiences [music]
00:21	Text: Workshops [music]
00:22	Text: Panels [music]
00:23	Text: Live Music [music]
00:25	Text: Food [music]
00:26	Text: Drink [music]
00:28	Text: and the unexpected [music]
00:37	Text: Badges on sale now [music]
00:39	Text: Outpost logo [music]



Transcription details:

Date:	12-Dec-2018
Input sound file:	HARLEY_FINAL_Full Length.mp4

Transcription results:

S1 00:02   [music] Women have been riding motorcycles as long as men. It's this new wave of women showing women all over the world that you can get on your own bike. You don't have to ride on the back.

S2 00:19   I grew up in Northern California. My dad is a motorcycle enthusiast who restores vintage British motorcycles. He gave me a motorcycle of his to ride around the country roads.

S1 00:36   Motorcycles wasn't something I was exposed to until I was in my early 20s. I kind of just latched on to it and knew that I wanted that to be something that was a part of my life. Day trips slowly turned into weekend adventures, which turned into cross-country rides.

S2 00:59   Adventurous spirit is really sort of encapsulated on a motorcycle. The scenery that you get on those smaller roads that are away from the main highway to embrace the adventure as it unfolds. [music]

S1 01:35   Riding a motorcycle in itself is an act of meditation. You have to be focused, but there's also room to daydream and take in the scenery and everything that's coming at you. It's a beautiful space to slow down no matter what speed you're going. [music]

S2 01:58   You get in touch with the parts of your character or your personality that don't get a lot of playtime in regular life - your patience, your adaptability.

S1 02:09   It can also give you the opportunity to reflect on yourself and live in the moment. That introspection is priceless.

S2 02:35   It's so visceral being on a bike. You're really feeling what you're traveling through. It connects you so much more with the journey because you're not able to close your window against it. You're in it. I love that about traveling on a bike. It's just this amazing feeling of control and power. [music]

S1 03:04   My first bike is a Harley. And I say is because it's still the bike that I own and ride all the time. Women have been riding motorcycles as long as men. It's this new wave of women showing women all over the world that you can get on your bike. You don't have to ride on the back. [music]